EXHIBIT 8.1

401 9th Street, nw, Suite 800 Washington, dc 20004 +1.202.508.8000

January [▪], 2024

Kingswood Acquisition Corp.

17 Battery Place, Room 625

New York, NY 10004

Ladies and Gentlemen:

We are acting as U.S. tax counsel to Kingswood Acquisition Corp., a Delaware corporation (“KWAC”), in connection with the preparation and filing of the Registration Statement on Form S-4 (including the proxy statement/prospectus included therein) initially filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2022, as amended (the “Registration Statement”), relating to the Agreement and Plan of Merger, dated July 7, 2022, as amended (the “Merger Agreement”), by and among KWAC, Binah Capital Group, Inc., a Delaware corporation and wholly-owned subsidiary of KWAC (“Holdings”), Kingswood Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings (“Kingswood Merger Sub”), Wentworth Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Holdings (“Wentworth Merger Sub”), and Wentworth Management Services LLC, a Delaware limited liability company (“Wentworth”). Any defined term used and not defined herein has the meaning given to it in the prospectus (the “Prospectus”) included in the Registration Statement.

Based upon the Internal Revenue Code of 1986, as amended, the final, temporary and proposed Treasury regulations promulgated thereunder, judicial decisions, revenue rulings and revenue procedures of the Internal Revenue Service, and other administrative pronouncements, all as of the date hereof, it is our opinion that:

Subject to the limitations and conditions set forth therein, the discussion contained in the Prospectus under the caption “Certain United States Federal Income Tax Considerations” insofar as such description purports to summarize the U.S. federal income tax matters referred to therein is our opinion as to the material U.S. federal income tax considerations for U.S. Holders and non-U.S. Holders (each such term is defined therein) of KWAC Common Stock and KWAC Warrants of (i) electing to have their KWAC Common Stock redeemed for cash if the Kingswood Merger is completed, (ii) the Kingswood Merger and (iii) the post-Kingswood Merger ownership and disposition of Holdings Common Stock and Holdings Warrants acquired pursuant to the Kingswood Merger under currently applicable law.

This opinion letter speaks only as of the date hereof. Our opinion is based on current U.S. federal income tax law and administrative practice. Further, legal opinions are not binding upon the Internal Revenue Service and there can be no assurance that contrary positions may not be asserted by the Internal Revenue Service.

This opinion is issued solely for the purposes of the filing of the Registration Statement. We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the reference to us in the Prospectus under “Certain United States Federal Income Tax Considerations.” In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Commission promulgated thereunder. This opinion is strictly limited to the matters stated in it.

Very truly yours,